This offering is not live or open to the public at this moment.

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SONDORS Electric Car

Most affordable, street-legal, electric car ever

● Small Raise	⌂ Malibu, CA	🏷 Transportation/Automotive
0	$0	$70k
Reservations	Raised	Reservation Goal

0% funded with 69 days left

Company (/startup/sondors-electric-car?preview=true)   **Team (/startup/sondors-electri**



Offering Terms

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 3. References to "we," "us," "our," or the "company" mean Sondors Electric CarCompany.

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Our Company

Sondors Electric Car Company ("Sondors" or the "Company") has designed and is developing an

electric car to be designated as "Model Sondors", which the Company intends to market and sell worldwide.

This Offering

Securities Offered: Maximum of 83,333 shares of common stock ($999,996).

Common Stock outstanding before the Offering: 2,700,0000

Common Stock outstanding after the Offering: 2,783,333

Use of proceeds: The net proceeds of this offering will be used primarily to complete

the design and development of the Model Sondors prototype.

Risk factors: Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Valuation Methodology

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock merely reflects the opinion of the CEO and management of Sondors as to what a fair value would be.

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$0.00	USD	$0.00	USD
Cash & Cash Equivalents	$0.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD

Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	$0.00	USD	$0.00	USD

Finances

Balance Sheet

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-electric-car/documents/balance_sheet/Balance_Sheet.pdf)

Income Statements

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-electric-car/documents/income_statements/Statement_of_Operations.pdf)

Statement of Cash Flow

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-electric-car/documents/statement_of_cash_flow/Cash_Flow.pdf)

Statement of Changes in Equity For Past 2 Years

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-electric-car/documents/statement_of_equity_changes_past_2_years/Stockholders_Equity.pdf)

Anticipated Business Plan

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-electric-car/documents/anticipated_business_plan/Business_Plan.pdf)

Any Related Party Transaction

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-electric-car/documents/any_related_party_transaction/Related_Party_Transactions.pdf)

Description of Intended Use of Proceeds

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-
electric-
car/documents/description_of_intended_use_of_proceeds/Use_of_Proceeds.pdf)

Ownership and Capital Structure

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-
electric-
car/documents/ownership_and_capital_structure/Ownership_and_Cap_Structure.pdf)

Material Terms of Any Indebtedness

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-
electric-
car/documents/material_terms_of_any_indebtedness/Indebtedness.pdf)

Financial Condition

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-
electric-car/documents/financial_condition/Financial_Condition.pdf)

Background of Directors and Officers

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-
electric-
car/documents/background_of_directors_and_officers/Background_of_Officers.pdf)

Independent Accountant's Review

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-
electric-
car/documents/independent_accountants_review/Accountant_Review.pdf)

Any Events Triggering Disqualification

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-
electric-
car/documents/any_events_triggering_disqualification/Disqualification.pdf)

Footnotes

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-
electric-car/documents/footnotes/Footnotes.pdf)

Video Transcription

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-
electric-car/documents/file/Video_Transcription.pdf)

Offering Circular

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-
electric-car/documents/file/Sondors_Offering_Circular_V3.pdf)

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Articles of Incorporation

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(https://startenginebetadev.s3.amazonaws.com/production/startups/sondors-
electric-car/documents/file/State_Filing.pdf)

Risks

A crowdfunding investment involves risk. You should not invest any
funds in this offering unless you can afford to lose your entire
investment. In making an investment decision, investors must rely on
their own examination of the issuer and the terms of the offering,
including the merits and risks involved. These securities have not been
recommended or approved by any federal or state securities
commission or regulatory authority. Furthermore, these authorities
have not passed upon the accuracy or adequacy of this document. The
U.S. Securities and Exchange Commission does not pass upon the
merits of any securities offered or the terms of the offering, nor does it
pass upon the accuracy or completeness of any offering document or
literature. These securities are offered under an exemption from
registration; however, the U.S. Securities and Exchange Commission has
not made an independent determination that these securities are
exempt from registration.

Risk associated with **SONDORS Electric Car**:
RISK FACTORS

An investment in our shares involves a high degree of risk and many
uncertainties. You shouldcarefully consider the specific factors listed
below, together with the other information included in thisoffering
circular, before purchasing our shares in this offering. If one or more
of the possibilities describedas risks below actually occur, our
operating results and financial condition would likely suffer and
thetrading price, if any, of our shares could fall, causing you to lose
some or all of your investment. Thefollowing is a description of what
we consider the key challenges and material risks to our business and
aninvestment in our securities.

**We have a limited operating history and have not yet
generated any revenues.**

Our limited operating history makes evaluating the business and
future prospects difficult, and may increase the risk of your
investment. We were formed in August 2016 and we have not yet
begun producing or delivering our first vehicle. To date, we have no
revenues. Our vehicle requires significant investment prior to
commercial introduction, and may never be successfully developed or
commercially successful.

**We may not be able to obtain adequate financing to continue
our operations.**

The design, manufacture, sale and servicing of vehicles is a capital-
intensive business. Even if we successfully raise $999,996 from this
offering, we estimate that we will need to raise an
additional$10,000,000 to reach the vehicle production stage. We will
need to raise additional funds through the issuance of equity, equity-

related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research,development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future.Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital.The terms of preferred stock could be more advantageous to those investors than to the holders
of common stock. In addition, if we need to raise more equity capital from the sale of common stock,institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops,which could adversely affect the market price.

We face significant barriers in our attempt to produce our vehicle, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

We face significant barriers as we attempt to produce our vehicle. We do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Developments and improvements in alternative technologies such as hybrid engines or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alter native energy engines or low gasoline prices make existing vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

We face several regulatory hurdles.

Our vehicle will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

Our success is highly dependent on our current management.

Our success is highly dependent on Storm Sondors, our founder and Chief Executive Officer.Storm Sondors has been the driving force behind the development of our electric car and the company. The loss of his services would have a material adverse effect on our business. We have not obtained any "keyman" insurance for Mr. Sondors.

Risks of Borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering.

Control by Majority Stockholder.

The Company's sole director and majority owner is Storm Sondors. Investors will not be able to control the management of the Company.

Limited Transferability and Liquidity.

Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Projections: Forward Looking Information.

Management has prepared projections regarding our anticipated financial performance. Our projections are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures.

Because this transaction is a private offering and not registered under the U.S. Securities Act of1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the"SEC") or the state securities regulators. Review may have resulted in additional disclosures by theCompany.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONSFROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY ISUNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND ISUNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENTSALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLYMUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TOAN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROMREGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECTSATISFACTORY TO THE COMPANY.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

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Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

This offering is not live or open to the public at this moment.

Would you like to... Complete your investment in Med-X (/startup/med-x/invest)?

SONDORS Electric Car

Most affordable, street-legal, electric car ever



● Small Raise	☗ Malibu, CA	🏷 Transportation/Automotive
0	$0	$70k
Reservations	Raised	Reservation Goal

0% funded with 69 days left

Company (/startup/sondors-electric-car?preview=true)   Team (/startup/sondors-electri





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According to the EPA, transportation in America creates nearly thirty percent (https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions) of our total greenhouse gas emissions. Yet electric cars are priced out of range for the average person, forcing us to continue buying dirty, gas guzzling vehicles.

We want to change that. And we want you to join us.

Our mission is to build the most attractive, affordable, and practical electric car ever with base price starting at only $10,000.

You likely know the name SONDORS from our electric bike.

They said we couldn't make electric bike for $500. But we showed them. With the help of thousands of supporters, we raised $10 million and delivered 15,000 bikes. We successfully created the first mass produced, affordable electric bicycle. The SONDORS eBike is currently the largest electric bike distributor in the U.S. and is sold in 67 other countries worldwide.

Our founder, Storm Sondors, doesn't like to do things the way they've always been done. He creates with accessibility in mind, choosing to start with the basics, rather than adding on to something that has already been created.

The world is filled with useless stuff. Let's create something useful together.

Why create an electric car nobody can afford? What kind of difference will that make to the world? We share your frustrations. Affordability was at the heart of our ebike campaign and it is the heart of our electric vehicle as well.

[GRAPHIC: Picture of bike and car side by side. My preference is the black mysterious look of the Sondors car. Perhaps do a nice black background for the whole image and put a bike on the left, car on the right. See black sample image below. Overlay quote or text under the picture "Let's change the world. Again."]

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We are creating an electric car that makes sense to the average person. As we did with our electric bike, we're taking something elitist, over-engineered, and overpriced and turning it into something real, simple to use, and practical. SONDORS is working to be the first real option for an affordable electric car.

This campaign is raising the funds needed to build a prototype of this inspiring, attractive electric vehicle - the "Model SONDORS" - which we intend to market and sell worldwide.

Most electric cars are replicas of existing vehicles. We insist on standing out. The SONDORS electric car is an innovative three-seat, three-wheel, all-electric vehicle.

[GRAPHIC: Hero image of the car with text in the open space above the car "Starting at only $10,000" see image below but feel free to pick your favorite]

We are designing this car from the ground up, with a focus on expressing simplicity. We're forgoing the unnecessary complexities and focusing on building a technology that people will love. It's not about complicated engineering, it's about ingenious technology. That's where electric excels.

At SONDORS, artistry is important. We create things that immediately makes sense to people. We want to create a car that people want to drive. We want to create a car that people innately know is the best way for them to transport themselves in everyday life. We want to create a car that will make you smile.

The three-wheel design creates less drag, which reduces the amount of energy needed to move it. Studies have also proven that three-wheels - two in the front and one in the back - make the vehicle equally or more stable than traditional four-wheel cars.

The SONDORS electric car body will be made of aluminum, resulting in a practical and efficient vehicle with superb performance. Our goal is to use our existing, proven technology, like lithium-ion batteries, to minimize testing and trial times.

We're very focused on creating a low-maintenance car. The seven tools repair kit, which is included in your purchase, is all you'll need to maintain your vehicle for life.

The car will be available in several color options and in three range options: 50 miles, 100 miles, and 200 miles. And charging is easy. A SONDORS electric car can be charged by plugging it into the same outlet that you plug your smartphone into every day.

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Research shows demand for electric cars is on the rise. Tesla is the talk of the town and traditional car companies like Volkswagen, BMW, Ford, and Chevrolet are creating electric vehicles to sell alongside their gas versions. Countries like Norway are aiming to reduce sales of gas-powered cars (https://www.fastcoexist.com/3060722/norway-wont-ban-gas-cars-yet-but-it-will-make-them-harder-and-harder-to-use) to zero by 2025 and President Obama recently announced (https://www.whitehouse.gov/the-press-office/2016/07/21/fact-sheet-obama-administration-announces-federal-and-private-sector) actions to accelerate the adoption of electric cars in the US.

[GRAPHIC: Create a chart showing electric car purchases on the rise using a data source like this one: (http://www.bloomberg.com/features/2016-ev-oil-crisis/img/ev-sales.jpg)http://www.bloomberg.com/features/2016-ev-oil-crisis/img/ev-sales.jpg (http://www.bloomberg.com/features/2016-ev-oil-crisis/img/ev-sales.jpg) from this article (http://www.bloomberg.com/features/2016-ev-oil-crisis/)http://www.bloomberg.com/features/2016-ev-oil-crisis/ (http://www.bloomberg.com/features/2016-ev-oil-crisis/)]

Electric vehicles cost less to drive and maintain, but the initial purchase price is a barrier for many. There are currently many electric cars on the market. There are high-end electric cars, confusing electric cars, ugly electric cars, and overly engineered electric cars. What does not currently exist is a practical electric car that makes sense to everyone.

This is where The Model SONDORS comes in.

There's a significant unmet need for an affordable mass market electric car - and we have a viable way to fill it.

Proceeds from this campaign will be used to develop a working prototype for the car, which is projected to be unveiled in California within 12 months of the offering closing date.

Current priorities are securing financing initiatives, finalizing the technical aspects, and continuing discussions with potential vendors, partners, and suppliers for the prototype and production of the car.

After completing the prototype, generating market interest through the pre-sales program, and quantifying demand through refundable deposits and orders received, the company will leverage that data to increase its valuation for the next round of financing. We expect sales to exceed 120,000 units in the first year. Our business plan includes a path to profitability and strong returns for investors when targets are met.

Storm Sondors is a highly-skilled specialist in design and manufacturing, and the creator of award-winning SONDORS eBike. Currently the largest electric bike distributor in the U.S., SONDORS eBike has been sold to 67 countries worldwide.

What distinguishes Storm from others in his area of expertise is how he treats design and engineering as his own form of entertainment. He has special interest in personal branding, and he believes the road to success is an arduous one.

Storm's adage is simple; if it isn't relevant enough, people switch the channel.

Determined to inspire the world to convert to zero emission vehicles, Storm has successfully raised more awareness of electric technology in affordable transportation than any other company in his field.

He is passionate about lithium-ion batteries, and due to his brand's success in the marketplace, admits to probably having too much fun with his access to the world's best electric technologies and resources.

Based in Malibu, California, Storm also enjoys beach life, surfing and stand up paddle boarding.

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We're offering just under $1M in common shares of SONDORS Electric Car Company at $12 per share, with a minimum investment of $120.

In addition to equity, each investor in this campaign will automatically be added to our reservation list. When the car becomes available for sale, you'll be among the first to buy the vehicle. You can also gift or sell your reservation.

Sondors does not anticipate any irregular use of proceeds.

Crowdfunding is an important piece of SONDORS' history. We held three crowdfunding campaigns in one year, each raising millions of dollars. We hold the record for one of the most successful crowdfunding campaigns ever. We love crowdfunding and we love bringing our vision and products directly to you to both validate our goals and fuel a change.

With our previous campaigns, backers got a electric bike in return for their support. With this campaign, we want to give our backers a bigger opportunity. We want to offer you a piece of the company so that you can realize the potential financial success of the company with us.

With your help and investment, the SONDORS team will manufacture the Model SONDORS prototype and take a major step in making all of our dreams a reality.

[GRAPHIC: Do we have an image of the army that has made this happen? Storm in front of a large group of people? OR a grid of a bunch of smaller images that show people interacting with Storm and or that are connected to SONDORS]

We want all of you together with us in this vision, this lifestyle, this new, affordable, and refreshing form of transportation.

Together, we will create the "Most Affordable, Street-Legal, Electric Car Ever." Invest Now.

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This offering is not live or open to the public at this moment.

Would you like to... **Complete your investment in Med-X (/startup/med-x/invest)?**

SONDORS Electric Car

Most affordable, street-legal, electric car ever



● Small Raise	⌂ Malibu, CA	🏷 Transportation/Automotive
0	$0	$70k
Reservations	Raised	Reservation Goal

0% funded with 69 days left

Company (/startup/sondors-electric-car?preview=true)   **Team (/startup/sondors-electri**



Storm Sondors
FOUNDER

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

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Storm Sondors – E CAR Campaign Video Script

Storm to Camera:

"I don't like furniture. I don't like things around me. I don't like anything what…what has no purpose. It gives me allergies. I'm not normal. But then again, you know, who defines what normal is? Building a $500 e bike was not normal."

Text on Screen:

"$10,000,000 Raised, 15,000 Bikes Delivered"

Storm to Camera:

"Welcome to my Electric Bike showroom. You may notice Leonardo Da Vinci above my head. I drew him at age 12. When it's ready I have to say yes to all these crazy ideas…what I get in my head…and how they are brought to me…I have no idea."

Storm narration:

"An electric bike consists of 3 main components…battery…controller…motor. Guess what? An electric car has the same 3 components"

Storm to Camera:

"Oh my god." Runs upstairs "Oh hello again. This is my business office where I do my affairs."

Storm narration:

"Electric…Electric…"

Storm to Camera:

"Who gives BLEEP about electric cars if it's not affordable?"

Storm to Janette:

"Ok. How am I doing on this?"

Janette:

"Great. You're doing good."

Storm to Camera:

"Democrats, Republicans, it doesn't matter. We are all in this together."

"But I'm really looking for. I'm looking here for a community who will… who's going to grow with this Car Company. World…world is filled with useless stuff. I only want to create things which are useful, because there's enough creators for useless stuff. And very few who actually create what's useful."

Storm narration:

"The next great American electric vehicle is being built in my garage."